SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      (Amendment No. )*

NAME OF ISSUER:   ACORN VENTURE CAPITAL CORPORATION

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  004907101000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:
     Marian E. Gustafson
     100 Park Avenue, 23rd Floor
     New York, New York 10017
     (212) 481-9500

DATE OF EVENT WHICH REQUIRES FILING:  December 12, 1995

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the statement: x . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be note deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  004907101000

1.   NAME OF REPORTING PERSON:  Paula Berliner

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)           (b)  x

3.   (SEC USE ONLY)

4.   SOURCE OF FUNDS:  PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

7.   SOLE VOTING POWER:  162,300

8.   SHARED VOTING POWER:  27,500

9.   SOLE DISPOSITIVE POWER:  162,300

10.  SHARED DISPOSITIVE POWER: 27,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  189,800

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes  x      No

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             3.4%

14.  TYPE OF REPORTING PERSON:  IN

ITEM 1.  SECURITY AND ISSUER

          The title of the class of the equity securities to which this Schedule 13D relates is the Common Stock, $.01 par value (the "Common Stock"), of Acorn Venture Capital Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 522 Park Street, Jacksonville, Florida 32204.

ITEM 2.  IDENTITY AND BACKGROUND

          (a)  This Schedule 13D is being filed by Paula
Berliner (the "Reporting Person").

          (b)  The principal business address of the
Reporting Person is located at 2700 N. 29th Avenue, Suite
220, Hollywood, Florida 33020.

          (c) The Reporting Person is a business consultant having a principal place of business at the address set forth in Item 2(b). The Reporting Person is a Vice
President and Director of the Company.

          (d) and (e) During the last five years, the Reporting Person has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

          (f)  U.S. citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Reporting Person purchased, on an individual basis, on December 12 and December 14, 1995, an aggregate of 25,000 shares of Common Stock, from two individuals on a private placement basis, for an aggregate purchase price of $25,700, as more specifically described in Item 5(c) below.

          The Reporting Person and the following persons, as a group, purchased an aggregate of 615,000 shares of Common Stock. Each of the parties identified, although acting as a group in acquiring the shares, except as disclosed herein, disclaims acting as a group in holding or disposing of such shares and disclaims "beneficial ownership" in the shares of each of such persons (other than himself or herself). In addition, it is Reporting Person's belief that each member of the group is filing a Schedule 13D on an individual basis.

          Members of Group
          -----------------
          Edward N. Epstein
          Bert Sager
          Herbert Berman
          Ronald J. Manganiello
          Stephen A. Ollendorff

ITEM 4.   PURPOSE OF TRANSACTION

          The Reporting Person purchased the 25,000 shares of Common Stock for the purpose of investment, as well as to demonstrate her commitment to the long-term viability of the Company and to help deter any change in control that the Board of Directors does not feel is in the best interests of the Company.

          The Reporting Person has no plans or proposals which relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule
13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of December 21, 1995, the Reporting Person beneficially owned 189,800 shares of Common Stock, representing approximately 3.4% of the shares of Common
Stock outstanding as of that date.

          (b) The Reporting Person has sole voting and investment power of 137,300 shares of Common Stock bene-ficially owned by her (which includes 70,000 shares issuable upon exercise of options exercisable within 60 days) and shared voting and investment power on 27,500 shares owned by her husband.

          (c) On December 12, 1995, the Reporting Person purchased 20,325 shares of restricted Common Stock of the Company, from an individual, on a private placement basis, for a purchase price of $21,543.

          On December 14, 1995, the Reporting Person purchased 4,675 shares of restricted Common Stock of the Company, from an individual, on a private placement basis, for a purchase price of $4,157.

          (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the 70,000 shares of Common Stock underlying the options when purchased, or the 67,300 directly owned by the Reporting Person. No person other than the Reporting
Person's husband is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the 27,500 shares owned by him.

          (e)  The Reporting Person, as disclosed in Item
3 above, although acting as a group in acquiring the shares, disclaims "beneficial ownership" in the shares of each of such persons (other than himself or herself), and is filing a Schedule 13D on an individual basis. Accordingly, the Reporting Person does not on an individual basis own more than five percent of the securities described.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER

          Not applicable.

ITEM 7.   MATERIALS TO BE FILED AS AN EXHIBIT

          Not applicable.


                          SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Schedule
13D is true, complete and correct.


Dated:  December 21, 1995

                              Paula Berliner
                              ---------------------------
                              PAULA BERLINER